15045643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2015
REGISTRATIONS BRANCH
17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69276

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Robertson Stephens Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 California Street, Suite 1625
(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernadine Heinrich **(415) 500-6807**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP
(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

[redacted]

OATH OR AFFIRMATION

I, **Robin L. Nakao**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Robertson Stephens Securities LLC**, as of **December 31, 2014**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
President

State of California
County of San Francisco

Subscribed and sworn to before me
this ____ day of _________ 2015

____
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

[redacted]

TO THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA

VERIFICATION FORM PURSUANT TO CALIFORNIA CODE OF REGULATIONS RULE 260.241.2(b)

(Executed WITHIN OR WITHOUT of the State of California)

I, **Robin L. Nakao**, declare under penalty of perjury under the laws of the State of California that I have read the annexed financial report and supporting schedules and know the contents thereof to be true and correct to my best knowledge and belief; and neither the licensee nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 19th day of February, 2015, at San Francisco, California.

Robin L. Nakao
(Signature of person signing)

President
(Title of person signing report)

Robertson Stephens Securities LLC
(Name of Licensee)

167704
(File Number)

INSTRUCTIONS:

1. If the broker-dealer, investment adviser is a sole proprietorship, the verification shall be made by the proprietor; if a partnership, by a general partner; or if a corporation, by a duly authorized officer.

CONFIDENTIAL

ROBERTSON STEPHENS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member of
Robertson Stephens Securities LLC

We have audited the accompanying statement of financial condition of Robertson Stephens Securities LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robertson Stephens Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 19, 2015

Robertson Stephens Securities LLC
Statement of Financial Condition
December 31, 2014

Assets		
Current Assets:		
Cash	$	174,294
Clearing Deposit		75,000
Other assets		26,262
Total Current Assets		275,556
Total Assets	**$**	**275,556**
Liabilities and Member's Equity		
Current Liabilities:		
Accounts payable	$	4,955
Accrued liabilities		50,084
Accrued employee commission		1,587
		56,626
Total Liabilities		56,626
Member's Equity:		
Member's Equity		218,930
Total Member's Equity		218,930
Total Liabilities and Members Equity	**$**	**275,556**

See accompanying notes to Statement of Financial Condition.

1. Business and Summary of Significant Accounting Policies

Business

Robertson Stephens Securities LLC (the "Company") is a Delaware limited liability company formed on February 1, 2013. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and became a member of the Financial Industry Regulatory Authority, Inc on December 26, 2013. The Company engages in the business of providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is controlled and managed by its managing member, Robertson Stephens LLC. As a limited liability company, the members' liability is limited to amounts reflected in the members' capital account.

On February 5, 2014, the Company entered into a referral agreement with another broker dealer ("Referral Agreement"). Under the terms of the Referral Agreement the Company received referral fees as a percentage of revenue generated by transactions executed on behalf of clients referred by the Company to the other broker dealer. The Referral Agreement was terminated on June 28, 2014.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Commission revenue and related expenses are recorded on a trade date basis as reported by the clearing broker. Referral fees are recorded as reported by the other broker dealer per the terms of the Referral Agreement.

Income Taxes

The Company elects to be treated as a pass-through entity for all relevant jurisdictions and therefore files informational income tax returns which attribute taxable income and taxes paid, if any, to the members. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes

1. Business and Summary of Significant Accounting Policies - Continued

Income Taxes Continued

is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. The Company is subject to examination by tax authorities for all tax years since inception.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Deposit with Clearing Organization

The Company's clearing organization requires that it maintain at least $75,000 in deposits.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations (December 26, 2013 to December 25, 2014) and 15 to 1 thereafter. At December 31, 2014, the Company had net capital of $192,668 which was $187,668 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .2939% to 1%.

4. Related Party Transactions

The Company operates from a leased office space in San Francisco under the terms of an expense-sharing agreement with Robertson Stephens Advisors LLC (the "Affiliate"). The Affiliate is the leasee. Under the terms of the expense-sharing agreement, the Company is required to reimburse the Affiliate for its allocable share of rent and other administrative expenses billed by the Affiliate each month.

5. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.